FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                 15d-16 of the Securities Exchange Act of 1934

                         For the month of December 2002

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           GEMPLUS INTERNATIONAL S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X    Form 40-F
                                      ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes     No  X
                                     ---    ----

Gemplus' Extraordinary General Meeting of Shareholders Held on December 19th , 2002:

o Confirmation of the new management appointment

o  Recomposition of the Board of Directors

Luxembourg - Thursday 19th December, 2002 - Gemplus International SA (Paris
Euronext: Gemplus International (Paris Euronext: Euroclear 5768, Nasdaq: GEMP) announced today that the Extraordinary General Meeting of Shareholders, adjourned on November 21st, 2002 as requested by a group of shareholders and rescheduled on December 19th, 2002 with the same agenda, today approved the following resolutions:


1. Definitive election after the co-optation to the board of directors of the Company of Mr Dominique Vignon, Chairman and Mr Alex Mandl, Chief Executive Officer, already co-opted, and of Dr. Johannes Fritz as a new director.

2. Approval of the compensation package for the new Chief Executive Officer.

3. Confirmation of the approval by the shareholders to delegate day-to-day management to the new Chief Executive Officer.

4. Reduction of the number of members of the Board of Directors from 13 to 12 members.

5. Share repurchase program: modification of the minimum purchase price to 1
(one) Euro cent (instead of the current minimum of 1 (one) Euro).


The last resolution concerning the cancellation of the cumulative voting system for election of directors, which required a qualified majority of two third of the votes, was not adopted.


During this shareholders' meeting, Messrs. Marc Lassus and Ziad Takieddine resigned.

Dominique Vignon, Chairman of the Board, declared:
"Beyond the conflict of interest that opposed him to the company, I would like to mention the key role Dr Marc Lassus played, as co-founder of Gemplus, to establish the Company as a world leader in the smart card arena.
I acknowledge Mr Ziad Takieddine's resignation and I recognize his determination to improve corporate governance practices. "

He added:
"Expressing itself on all the resolutions submitted to its approval, the Extraordinary Shareholders Meeting has fully played its role as a decision-making authority.
Therefore, it is an important step that should enable Gemplus' management to put the Company on the path toward profitable growth.
I expect that this new Board of Directors will now work in a calm environment for the benefit of all stakeholders." About Gemplus

GEMPLUS: the world's leading provider of smart card solutions

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people's lives. These include mobile Internet access, inter-operable banking facilities, e-commerce and a wealth of other applications.
Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.
In 2001, Gemplus was the worldwide smart card leader in both revenues and total smart card shipments (source: Gartner-Dataquest and Frost & Sullivan). Gemplus was also awarded Frost & Sullivan's 2002 Market Value Award for its exceptional performance.
Gemplus trades its shares on Euronext Paris S.A. First Market and on the NASDAQ Stock Market as GEMP in the form of ADSs. Its revenue in 2001 was 1 billion Euros.

Gemplus: Beyond Smart
www.gemplus.com


Contacts

Press:
Gemplus
Martin Crocker Tel: 33 (0) 4 42 36 30 46
Mob: 33 (0) 6 85 07 66 41
Email: martin.crocker@gemplus.com

Euro Rscg Corporate
Estelle Griffe Mob: 33 6 23 75 09 23
Carine Senft Mob: 33 6 20 98 34 09
e-mail : estelle.griffe@eurorscg.fr
carine.senft@eurorscg.fr
Investors :
Gemplus
Yves Guillaumot Tel: 41 22 544 50 65
Email: yves.guillaumot@gemplus.com
Fineo
Anne Guimard Tel: 33 (0) 1 56 33 32 31
Email: guimard@fineo.com
(C)2002 Gemplus All rights reserved. Gemplus, the Gemplus logo and GemSense are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 20, 2002
                                    GEMPLUS INTERNATIONAL S.A.


                              By: /s/ Stephen Juge
                                 -------------------------------
                              Name:  Stephen Juge
                              Title: Executive Vice President and
                                     General Counsel